Supplement Dated January 31, 2025
To The Notice Documents Dated October 21, 2024 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and
PERSPECTIVE REWARDS FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and PERSPECTIVE FOCUS® and PERSPECTIVE FIXED AND VARIABLE ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice documents for future reference. To obtain an additional copy of a notice document, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

Effective April 28, 2025, the Investment Divisions of the Separate Account investing in the JNL/BlackRock Global Natural
Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, and the JNL Multi-Manager International Small Cap Fund will stop accepting any additional allocations or transfers. All other Investment Divisions of the Separate Account will remain available.

Amounts invested in the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund as of April 28, 2025 will remain invested unless we receive instruction from you. You may continue to make transfers and withdrawals out of these Investment Divisions in connection with the usual transactions under your Contract, such as partial withdrawals or withdrawals under a Guaranteed Minimum Withdrawal Benefit (GMWB), if available. However, if you transfer out of any of these Investment Divisions on or after April 28, 2025, you will not be able to transfer back in.

If you make a subsequent Premium payment and have future allocation instructions on file with us that include allocations to the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund, you must choose a replacement Investment Division by April 28, 2025. If we do not receive updated allocation instructions from you by April 28, 2025, all allocations prior to our receipt of updated allocation instructions will be allocated to the JNL/Dreyfus Government Money Market Investment Division. Please consult your representative promptly to assist you in subsequently reallocating the Contract Value in the JNL/Dreyfus Government Money Market Investment Division to any other available Investment Division.

If you currently have an automatic program, such as Dollar Cost Averaging, Dollar Cost Averaging Plus, Earnings Sweep, or Rebalancing, and it includes allocations to the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund, you can continue to invest in these Investment Divisions based on your existing election until you revise or terminate the automatic program.

If you have elected the LifeGuard Select, Jackson Select, or Jackson Select Protector GMWB, automatic transfers apply under the Transfer of Assets provision. The automatic transfers are allocated based on your future allocation instructions, described in the preceding paragraph. Therefore, when you change your allocation instructions for subsequent Premium payments, you will also be changing your instructions under the Transfer of Assets provision. Prior to our receipt of new future allocation instructions, the automatic transfers will continue to be based on your existing instructions.

If an application for a Contract is received on or after April 28, 2025, or if a pending application is not in good order by April 28, 2025, and it includes an allocation to the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund, those allocations will be allocated to the JNL/Dreyfus Government Money Market Investment Division. Please consult your representative promptly to assist you in subsequently reallocating the Contract value in the JNL/Dreyfus Government Money Market Investment Division to any other available Investment Division.
(To be used with NV3784GWND 10/24, JMV7698NYGWND 10/24, NV5869GWND 10/24, NV5526GWND 10/24, JMV17183NYGWND 10/24, NV4224WFGWND 10/24, NMV2731GWND 10/24, NV3174GWND 10/24 and NV3174CEGWND 10/24 )

VPS00076 01/25